

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

October 8, 2010

Bill Williams, Chairman and Chief Executive Officer
NaturalShrimp Holdings, Inc.
2086 N. Valley Mills Road
Waco, Texas 76710

> **Re: NaturalShrimp Holdings, Inc.**
> **Form 10-12G**
> **Filed September 14, 2010**
> **File No. 021-110456**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 3

1.   We note the statement on page three that the company "has spent seven years developing [its] system and is ready to begin full-scale commercial production." We also note the statement that, despite the company's history, "we still consider ourselves to be a 'development stage' company." Please revise the introduction to the business section, the various diagrams, and the MD&A section to clarify the extent to which you have or have not begun commercial operations. We also note the first bullet points on page nine. If you have not begun commercial operations, revise to disclose how you plan to achieve commercial production, including the anticipated timeframe and significant steps, such as obtaining any necessary financing.

2.   Please expand your disclosure to clarify terms and procedures that may not be readily understood by someone who is not familiar with your business. For example, it is unclear what a "module" is, how a production module differs from a production system, and how five production modules "complete" a production system.

3.   We note that you produce shrimp on a weekly basis for limited sale. Disclose the nature of your purchasers and whether you have any contracts covering such sales. In this regard we note your status as a development stage company and that you earned $76 in sales for year ended December 31, 2009.

Products and Services, page 3

4.   Please revise here and throughout to provide the basis for your statements, tables and statistics. As non-exclusive examples, we note your statements that the company "is the owner of the world's first commercially viable sale water aquiculture production, research and distribution facility," that your system does not rely on ocean water and thus "cannot be replicated anywhere in the world," and that the microbial floc "enables shrimp to grow at a faster rate while maintain the health of the shrimp." We also note your statements on page five that "annual shrimp consumption is 1.9 billion pounds of shrimp each year" and that the "current average wholesale cost for frozen and delivered shrimp is $3.50 to $6.00 per pound." Other non-exclusive examples include the statements and tables on pages five, six, eight and nine. Please revise accordingly. We may have further comment.

5.   In this regard, revise to delete or clarify the basis for promotional statements such as "even a more lucrative opportunity" on page five.

6.   Please revise to disclose who developed the microbial floc.

7.   We note the company's disclosure regarding its technology. Please revise to further clarify your technology and research. For example, clarify who developed the technology, the difference between the company's old and new technology, how this technology is being utilized in the company's current production facility, and the company's future plans with respect to the technology. It appears from the company's disclosure on page ten that patent protection was sought and achieved for "older" technology but that the company has decided to protect such technology as a trade secret instead. It is unclear if and how this technology will be used in future production facilities. Also, it is unclear who comprises the "research team" referenced on page three.

8.   We note your diagrams on page four. If you choose to retain the automation and control system diagram, revise to provide clarifying narrative disclosure. Similarly, please revise your diagram illustrating the design layout of the tanks

scheduled for the Medina del Campo, Spain and La Coste, Texas facilities to include a narrative describing the various features of the diagram. Clarify the extent to which diagrams relate to existing plant and equipment or projects that have yet to be commenced or completed. In this regard, it is unclear what the approximate dates are for the operation of the Medina Del Campo and La Coste production facilities, and it is unclear approximately how much funding you would need for completion.

9.   Please revise your disclosure to more specifically discuss the "new design" for subsequent production facilities mentioned on page four. For instance, we note that they will consist of three stages rather than five. Please address in detail what the five stages are, how subsequent facilities can consist of only three, and the effect/benefit of two stages being eliminated.

Target Markets & Sales Price, page 5

10.   Please revise to disclose the material terms of the Production Purchase Agreement with Natures Prime Organic Foods and the Shrimp Station agreement.

11.   We note your statement that a market opportunity exists with existing distributors in the "South, Southwest and Western" areas of the United States. We further note your statement that a market opportunity exists as a "contract supplier to existing national processing companies" and through "Shrimp Station, LLC outlets." Please clarify "opportunity" by indicating whether you have had any discussions with any such distributors or companies, and the extent of any such discussions.

New Products and Services, page 6

12.   Please disclose what new products you "continue to develop," and clarify the areas of "PL selection and genetic engineering" and the status of any other new products and services. See Item 101(h)(4)(iii) of Regulation S-K.

Our Business Model, page 6

13.   Please revise to distinguish between "grow-out" and "nursery" tanks.

Distribution of Products, page 6

14.   We note the plural tense of European "partners" on page six but only one partner addressed in your discussion. Please reconcile this apparent inconsistency and disclose the name of your partner who has purchased the rights to "grow and sell shrimp using the [company's] proprietary technology in twenty-eight European countries." Also, please disclose the material terms of the agreement. In this regard, we note your disclosure on page 17.

15.   Revise to clarify the nature and extent of your "Shrimp Station" operations. It is unclear, for example, if you ever recognized revenues under Shrimp Station, or whether you conduct any operations associated with the 50% ownership.

Marketing and Sales Growth Opportunities, page 7

16.   Please disclose whether a written agreement addresses the company's NaturalShrimp Europe GmbH joint venture in Europe. If so, please disclose the material terms of the agreement and advise as to why this agreement has not been filed pursuant to 601(b)(10) of Regulation S-K. We may have further comment.

17.   We note that the land for the Medina del Campo, Spain production facility has been purchased and that construction commenced in late 2008. Please disclose how this construction is being financed. Furthermore, we note that the joint venture's subsidiary, GambaNatural, has signed a distribution agreement with Izamar, S.A. Please disclose the material terms of the agreement.

18.   Please revise to provide background narrative and explanation for the diagram and chart on page eight or remove.

Competitive Business Conditions, page 8

19.   Please revise to address the availability of raw materials. See Item 101(h)(4)(v) of Regulation S-K.

20.   Please disclose the number of total employees the company has, in addition to the number of full time employees. See Item 101(h)(4)(xii) of Regulation S-K.

Research and Development, page 11

21.   You disclose here you invested more than $17 million in research and development since your inception but the statement of income presents $17. 9 million in total operating expenses since inception. Please revise this disclosure and your financial statement presentation to reflect actual research and development expenses, as applicable. See FASB ASC 730-10-55-1.

Financial Information, page 17
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

22.   Please expand your discussion to provide more insight into the current status of your operations. In this regard you disclose on page three you completed five production modules in 2007 that are capable of producing two tons of shrimp per week and ready for full scale production yet the cost of goods sold policy note on

page 35 discloses that you experienced shrimp losses in production due to hydroids and other environmental problems in 2009 and 2008. Describe how these production process problems have currently impacted sales and net income and if they are reasonably be expected to continue to impact operations. Also please disclose why you do not presently own any feed or post larva. See Item 303(A)(3)(ii) of Regulation S-K.

23. We note that you entered into an agreement with Nature's Prime Organic Farms, in which Nature's Prime agreed to purchase 500 pounds of shrimp every two weeks at a price of $6.00 per pound. In the interim six-month comparative discussion, please discuss what you have recognized in revenue under this agreement and why you have not recognized the approximate $6,000 per month in revenue under the agreement. We refer you to Note I on page 39.

24. Please describe the current status of your equity method investments and their impact on your results of operations. We note you have multiple joint ventures accounted for under the equity method of accounting and the financial statements lack any presentation for the investees.

25. We note on page 46 that you had no revenues for the three months ended June 30, 2010, but you recorded cost of sales of $61,688. Please explain why you recorded cost of sales without having sold anything. Describe those costs that comprise cost of sales.

26. You should add a discussion that identifies and separately describes internal and external sources of liquidity and any material unused sources of liquid assets. For example in Note C on page 36 you disclose the existence of two working capital lines of credit with Community National Bank and Extraco Bank. See Item 303(A)(1) of Regulation S-K.

27. In this regard, we note disclosure on page seven that you intend "to build additional production systems in Las Vegas, Chicago and New York. These locations are targeted to begin construction in 2011." However, you do not address these plans here or disclose your commitments for capital expenditures, indicate the general purpose of such commitments, and the anticipated source of funds needed to fulfill such commitments. We may have further comment.

28. Please include a discussion of the recent default on your obligations to Baptist Community Services and how this event or uncertainty is reasonably likely to impact your liquidity and capital resources. Include a discussion of existing covenants, the covenant that was in default and the likelihood that you may be in default in future reporting periods.

29. Please revise to address your auditor's going concern opinion, including management's plans to address the going concern matter.

Description of Property, page 19

30.   We note the statement on page six indicating that the "construction of our first
       joint venture location has begun" in Spain. Please provide Item 102 of Regulation
       S-K disclosure for these facilities or advise.

Security Ownership of Certain Beneficial Owners and Management, page 19

31.   Please revise your table to indicate the amount of beneficial ownership of the
       directors and officers as a group. See Item 403(b) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 20

32.   Revise for each member of management to disclose the principal occupations and
       employment during the past five years, and the name and principal business of
       any corporation or other organization in which such occupations and employment
       were carried on. Refer to Item 401(e) of Regulation S-K as appropriate.

33.   Please revise to briefly discuss the specific experience, qualifications, attributes or
       skills that led to the conclusion that the sole director should serve as a director of
       the company. See Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 21

34.   We note from your Summary Compensation Table that stock awards were granted
       to several executives. In this regard, we note your disclosure on page 22
       pertaining to the company's stock option plan. Please provide a narrative
       description of stock award plans. For example, it is unclear under what
       circumstances stock awards are granted.

35.   Please revise to disclose whether the company's directors are compensated for
       their services. If so, please provide the disclosure called for by Item 402(r) of
       Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 21

36.   It is unclear if you provide disclosure required by Item 404(d) of Regulation S-K
       for the last three fiscal years. See Instruction 1 to Item 404. Please advise.

37.   Please revise to disclose, in this section, the information required by Item 404(d)
       of Regulation S-K with respect to the any transaction that exceeds one percent of
       the average of the company's total assets at year end for the last two completed
       fiscal years. See Item 404(d)(1) of Regulation S-K. In this regard we note your
       disclosure on pages 37-39 and the company's transactional relationships with
       Shrimp Station, LLC, Randall Steele, and Peter Groetzinger, among others.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 22

38.   We note your disclosure regarding securities administered for issuance under equity compensation plans. Please revise to present this disclosure in the format called for by Item 201(d) of Regulation S-K or advise.

Recent Sales of Unregistered Securities, page 22

39.   Please disclose the facts supporting your reliance on Section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D for your common stock offerings over the past three years.

40.   With a view to disclosure, advise us of the circumstances of the "crop loan opportunity." For example, tell us who the offerees and investors are, and advise us of the mechanics and timeframe for the offering. Also, disclose the exemption from registration relied on and briefly describe the facts supporting your reliance on the exemption.

41.   We note references to Regulation D offerings. We are unable, however, to locate Forms D filed electronically for recently issued shares. Please advise.

Description of Registrant's Securities, page 24

42.   We note your disclosure that the company is authorized to issue 100,000,000 shares of common stock and 40,000,000 shares of preferred stock. We further note the company's Certificate of Incorporation, exhibit 3.1, states that the company is authorized to issue 50,000,000 shares of common stock and 10,000,000 shares of preferred stock. Please reconcile this discrepancy.

Exhibits

43.   We note that Exhibit 10.6 is missing schedules, exhibits, or attachments. Please file this exhibit in its entirety as required by Item 601(b)(10) of Regulation S-K or advise.

44.   Please file validly executed agreements for Exhibits 10.3 and 10.7 or advise.

45.   It is unclear why you have not filed the distribution agreement with Izamar, S.A. Please revise or advise.

Item 15. Financial Statements and Exhibits, page 25
Report of Independent Registered public Accounting Firm, page 28

46.   Please amend your filing and revise the accountant's report to include an
        electronic signature pursuant to Item 302 of Regulation S-T.

47.   Consolidated Statements of Income Years Ended December 31, and 2008 and the
        period from March 5, 2001(Date of Inception) to December 31, 2009, page 31

48.   On page 23 you disclose four common stock issuances in December 2009 for a
        total of 215,333 shares without any price per share. Please tell us why you issued
        these shares in exchange for no consideration and how you accounted for the
        issuances. Include in your consideration that you issued common shares for $0.20
        per share directly before and after the issuance for no consideration.

Notes to Consolidated Financial Statements, page 34
Equity Method of Accounting for Investments, page 35

49.   Please expand your policy to include all joint ventures and investments accounted
        for by the equity and other accounting methods. For example, page seven
        discloses a fifty percent ownership in NaturalShrimp Europe GmbH. See FASB
        ASC 323-10-50-3. Also tell us how your policy note satisfies the disclosure
        requirements of ASC 323-10-50 and expand your footnote disclosures as
        necessary.

Intangibles, page 35

50.   Please tell us and describe the nature of the costs deferred as prototypes and the
        basis for your accounting treatment. If it is accounted for under FASB ASC 730-
        10 please include the disclosures required by ASC 730-10-50. If not then please
        tell us and disclose your basis in accounting.

Note E – Related Party Transactions, page 37
Management Fees, page 37

51.   Please tell us why you recognize management fee income from NaturalShrimp
        Europe, Ltd. (NSE) and how you considered intercompany profit elimination for
        investees accounted for under the equity method. See FASB ASC 323-10-35-7
        through 35-12. Also tell us if the transaction is denominated in a foreign currency
        and if a transaction gain or loss was recorded.

Advances, page 37

52.   Please tell us why the advances to Shrimp Station, LLC were charged off as bad
        debt expense rather than adjusting the cost basis of the investment for the investee
        loan. See FASB ASC 323-10-35-25.

<u>Notes to Condensed Financial Statements, page 48</u>

53.   We note on page 22 that you issued 240,000 shares to Mike Casson for marketing consulting services on August 6, 2010. Please tell us how you accounted for this issuance, how you valued the shares issued, and the basis for such valuation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: JPF Securities Law, LLC
          FAX: (980) 422-0334